UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 4, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

RRE F1 - Controlled Subsidiary

On May 4, 2018, we directly acquired ownership of a “majority-owned subsidiary”, RRE F1, LLC (the “RRE F1 Controlled Subsidiary”), for an initial purchase price of approximately $2,023,000, which is the initial stated value of our equity interest in the RRE F1 Controlled Subsidiary (the “RRE F1 Investment”). The RRE F1 Controlled Subsidiary used the proceeds to close on the acquisition of a 28,800 square foot parcel improved with a 25,600 square foot 2-story office building built in 1925. The property is located in the San Pedro neighborhood of Los Angeles, CA (“Square One San Pedro”). Following acquisition of the Square One San Pedro property, the business plan entails completing entitlements to build 19 small lot town homes in place of the existing improvements. The closing of both the initial RRE F1 Investment and the Square One San Pedro property occurred concurrently.

The RRE F1 Investment was funded with approximately $1,600,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The RRE F1 Controlled Subsidiary is managed by Root Real Estate, LLC (an affiliate of Square One Homes). Square One Homes is a full service real estate investment firm, focused on making an impact within urban infill markets throughout California. Based in Los Angeles, the company looks to capitalize on niche urban market opportunities, targeting new multifamily construction, adaptive re-use, and mixed-use projects. They currently have approximately $25,000,000 of real estate under management.

Pursuant to the agreements governing the RRE F1 Investment (the “RRE F1 Operative Agreements”), our consent is required for all major decisions regarding the RRE F1 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RRE F1 Investment, paid directly by the RRE F1 Controlled Subsidiary.

The Square One San Pedro property, which is held through the RRE F1 Controlled Subsidiary, was acquired for a purchase price of approximately $2,048,000. Square One anticipates additional soft costs and financing costs of approximately $632,000 to complete entitlements yielding 19 small lot homes. The total projected project cost for the Square One San Pedro property is approximately $2,680,000. There can be no assurance that the anticipated completion cost will be achieved.

 Square One anticipates the project will have an approved Tentative Tract Map in 10-14 months and will take an additional 6 months to construction permit approval.

Square One contributed $25,000 of equity at closing of the RRE F1 Controlled Subsidiary. It is anticipated that the remaining equity contributions to the RRE F1 Controlled Subsidiary will be contributed solely by Fundrise For-Sale Housing eFund- Los Angeles, CA, LLC.

Entitlement and Development Investment Assumptions

Asset Name	Projected Annual Returns	Total Projected Development Costs through Entitlements	Projected Exit Price per Lot	Projected Leverage	Projected Number of Lots	Projected Hold Period
RRE F1, LLC - Controlled Subsidiary	9.06% - 11.05%	$650,000 - $690,000	$170,000 - $180,000	0%	19	21 months

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     May 10, 2018